UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25
SEC File Number 001-41246

NOTIFICATION OF LATE FILING	CUSIP Number G5380L 113

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended:      March 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Full Name of Registrant:	LatAmGrowth SPAC

Former Name if Applicable:	N/A

Address of Principle Executive Office (Street and Number):	Pedregal 24, 8th Floor

City, State and Zip Code:	Molino del Rey, Mexico City, Mexico, 11000

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a)               The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)               The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)               The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

LatAmGrowth SPAC’s (the “Company”) has determined that it is unable to file its quarterly report on Form 10-Q for the quarter ended March 31, 2022 (the “Quarterly Report”) within the prescribed time period without unreasonable effort or expense as the Company needs additional time to complete its financial statements included in the Quarterly Report.

In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company anticipates that it will file the Quarterly Report as soon as practicable and no later than the fifth calendar day following the prescribed due date.

Part IV – Other Information

(1)               Name and telephone number of person to contact in regard to this notification

Gerard Cremoux	(+52)	55 9178 9015
(Name)	(Area Code)	(Telephone Number)

(2)               Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)               Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURE

LatAmGrowth SPAC has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

LatAmGrowth SPAC

By:	/s/ Gerard Cremoux
Gerard Cremoux
Chief Executive Officer and Chief Financial Officer

Date: May 16, 2022